February 1, 2019

Sally Samuel, Esq.

Branch Chief

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Pacific Global ETF Trust

File Nos. 333-227097 and 811-23376

Dear Ms. Samuel:

Pacific Global ETF Trust (the “Registrant”) on August 29, 2018 (the “Filing Date”) filed two initial registration statements on Form N-1A: one registration statement related to the Pacific Global U.S. Dividend Yield ETF (File No. 333-227097) (“USDY”), and the other registration statement related to Pacific Global Enhanced Floating Rate ETF (File No. 333-227102)  (“FLRT”). On September 28, 2018, your office provided written comments on the registration statements to the undersigned who received those comments on behalf of the Registrant. On October 30, 2018, your office provided an additional comment in a phone conversation with the undersigned (see Comment 53).

On December 11, 2018, the Registrant filed pre-effective amendment No. 1 to its registration statement related to USDY. On January 30, 2019, you provided oral comments on pre-effective amendment No. 1 to the undersigned on behalf of the Registrant.

Please find below a list of those comments and the Registrant’s responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

1.   Comment:  Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

Response:  The Registrant so acknowledges.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Sally Samuel, Esq.

February 1, 2019

2.   Comment:  The staff notes that the registration statements have omitted information throughout the prospectuses and SAIs. Please confirm that all missing information, including all exhibits, will be provided in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response:  The Registrant confirms that all missing information will be provided in a pre-effective amendment to the registration statement.

3.   Comment:  We note that, while the Trust filed a single Form N-8A and registered a single investment company (File No. 811-23376), it filed an initial registration statement under the Securities Act of 1933 (“Securities Act”) for each of the Trust’s initial two series, i.e., each of the Funds. We believe that having two or more registration statements for the Trust will cause not only administrative burdens for the Trust going forward, but also confusion and difficulty for the staff and others, for example, in seeking to find filings made by one of the series on EDGAR. As the staff has previously discussed with counsel, please include in your response a description of how the Trust intends to correct this in a pre-effective amendment.

Response:  The Registrant proposes the following the actions to address this comment:

First, the Registrant filed a Form RW applying for a withdrawal of registration statement related to FLRT (File No. 333-227102).

Second, the Registrant will file Pre-Effective Amendment No. 1. to the registration statement related to USDY (File No. 333-227097). Pre-Effective Amendment No. 2 will contain only the Prospectus and Statement of Additional Information (“SAI”) for USDY.

Third, the Registrant filed a post-effective amendment pursuant to Rule 485(a) under the 1933 Act after the SEC declares to the registration statement related to USDY (File No. 333-227097) effective, containing the Prospectus and SAI of FLRT. The Prospectus and SAI in that filing will address the Staff comments contained in this letter and this letter will be updated at that time to contain responses to comments related to FLRT (“Future Updated Response Letter Addressing FLRT Specific Comments”).

4.   Comment:  Please disclose supplementally whether the Pacific Global Enhanced Floating Rate ETF qualifies under generic listing standards or whether the Fund’s listing exchange has sought and/or received approval to list the Fund pursuant to Rule 19b-4. If the Fund does not qualify under generic listing standards, please indicate the reason(s) that the Fund does not qualify and confirm that the Fund will not seek acceleration prior to its listing exchange receiving such approval.

Sally Samuel, Esq.

February 1, 2019

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.  See Response to Comment 3. With respect to USDY, 19b-4 relief is not necessary.  A similar ETF advised by the sub-adviser that USDY is modelled after used a covered call strategy, necessitating 19b-4 relief.  USDY will not utilize covered calls.

5.   Comment:  Please explain the nature and purpose of the transaction between the Pacific Global Enhanced Floating Rate ETF and the Predecessor Fund.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

6.   Comment:  Please represent in correspondence that the Pacific Global Enhanced Floating Rate ETF will not begin selling shares until the Predecessor Fund’s net assets of at least $100,000 are merged into the shell entity, and an audited balance sheet with regard to such amount has been filed as part of a pre-effective amendment.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

USDY has been seeded with $100,000 and an audited balance sheet will be filed as part of the Fund’s next pre-effective amendment.

General

7.   Comment:  Please ensure that the ticker symbol is included in EDGAR once available. See Regulation ST, Rule 313(b)(1).

Response:  The Registrant confirms that the ticker symbol for USDY will be included.

With respect to FLRT, Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Summary Information

Fees and Expenses

8.   Comment:  The prospectus for Pacific Global Enhanced Floating Rate ETF states that the fund may engage in short sales. If this is a principal strategy for the Fund, please confirm that such costs are reflected in “Other Expenses,” or separately disclose them in a sub-caption to “Other Expenses,” or as a standalone, first-tier item in the Fee Table (e.g., “Interest or Dividend Expenses on Securities Sold Short”).

Sally Samuel, Esq.

February 1, 2019

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

9.   Comment:  Each prospectus states that the Funds may invest in other investment companies. If either Fund anticipates that the expenses associated with such investments will exceed 0.01% of the respective Fund’s net assets, please disclose the estimated amount of such expenses as a separate line item in the fee table (“AFFE”). If the estimated expenses will be less than 0.01% of net assets, the AFFE should be reflected in “Other Expenses.”

Response:  The Fee Table for USDY has been revised to include an AFFE line item.

USDY will retain the flexibility to invest in other investment companies. However, USDY will not initially invest in other investment companies nor does USDY have short term plans to invest in other investment companies. Therefore, the AFFE line item has been removed from USDY’s fee table.

With respect to FLRT, Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

10. Comment:  Please delete the first footnote to the fee table regarding each Fund’s Rule 12b-1 plan since the plan has not been implemented. All information regarding the 12b-1 plan should be addressed in the Item 12 disclosure.

Response:  The first footnote to the fee table in the USDY Prospectus has been removed as requested.

With respect to FLRT, Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

11. Comment:  Please confirm that the expense limitation agreement will be in effect for at least one year from the date of effectiveness of the registration statement. If not, please delete the reference to the fee waiver/expense reimbursement both in the fee table and in the third footnote to the fee table. Additionally, if the fee waiver/expense reimbursement is subject to recoupment, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose, in the footnote or in the item 10 disclosure, that any recoupments will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in effect at the time of waiver/reimbursement; and (2) the expense cap in effect at the time of recoupment.

Sally Samuel, Esq.

February 1, 2019

Response:  The Registrant confirms that no expense limitation agreement will be in effect with respect to USDY and has subsequently deleted all reference to an expense limitation agreement from the Fund’s prospectus and SAI.

With respect to FLRT, Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Example

12. Comment:  Please disclose and supplementally confirm that the expense example reflects the expense limitation only for the term of the agreement.

Response:  With respect to USDY, please see the Registrant’s response to Comment 11.

With respect to FLRT, Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Pacific Global Enhanced Floating Rate ETF

Summary Information

Principal Investment Strategies of the Fund

13. Comment:  Please disclose the lowest rating of the loans and debt securities in which the Fund may invest and whether the Fund may invest in loans or debt securities that are distressed or in default. Please add risk disclosure relating to investments that are distressed or in default, if applicable.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

14. Comment:  The prospectus currently states that the Fund may invest in derivatives or other instruments that have economic characteristics similar to floating rate loans and other floating rate debt “(including, but not limited to, total return swaps, credit default swaps, and interest rate swaps).” Please revise this disclosure to list all of the types of derivatives in which the Fund may principally invest (rather than “including, but not limited to”), as well as the relevant risks for such derivatives. See Letter from Barry Miller, Associate Director, Division of Investment Management to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Sally Samuel, Esq.

February 1, 2019

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

15. Comment:  Please disclose that derivatives included in the Fund’s 80% policy will be valued on a mark-to-market basis (i.e., using the current market price of the derivative or, in the case of an OTC derivative, its fair value).

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

16. Comment:  The prospectus currently states, “Senior floating rate loans and some floating rate debt securities are debt instruments that may have a right to payment that is senior to most other debts of the borrowers.” Please identify what the fund means by “some floating rate debt.” Additionally, please disclose the percentage that the fund intends to invest in each of the various types of floating rate investments, including, but not limited to, secured and unsecured senior floating rate loans, secured and unsecured second lien floating rate loans, floating rate debt securities, and any other floating rate investments.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

17. Comment:  Please add disclosure to the Fund’s principal strategies stating that the Fund will not invest more than 15% of its net assets in illiquid securities.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

18. Comment:  The Fund’s principal investment strategies say that the Fund “seeks to outperform the Credit Suisse Institutional Leveraged Loan Index (the ‘Index’).” To avoid investor confusion regarding whether the Fund is actively or passively managed, please refer to the Credit Suisse Institutional Leverage Loan Index as the Fund’s “Benchmark Index” (if true) or another term rather than the “Index.”

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

19. Comment:  Please disclose any criteria as to maturity and/or duration that the Sub-Adviser expects to use in selecting its investments in floating rate loans and debt securities.

Response:  Registrant will address this comment addressed in the Future Updated Response Letter Addressing FLRT Specific Comments.

Sally Samuel, Esq.

February 1, 2019

20. Comment:  The prospectus states that the Fund may invest up to 20% of its assets in “certain other types of debt instruments or securities including senior unsecured floating rate loans and secured and unsecured second lien floating rate loans.” Please inform the staff as to whether the Fund intends to count these investments towards compliance with the Fund’s 80% policy and, if not, provide additional disclosure regarding the types of securities in which the Fund intends to invest, as well as the relevant risks. Please clearly distinguish between the investments counted towards the Fund’s 80% policy and the investments in included in the remaining 20%.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

21. Comment:  The Fund discloses under Exchange-Traded Product Risk that “[t]he Fund may invest in certain ETPs.” Please add relevant disclosure of this strategy to the Fund’s principal strategies in both the Item 4 and Item 9 disclosure.

Response:   Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

22. Comment:  The Fund discloses under Foreign Investment Risk that the Fund may invest ADRs. Please add relevant disclosure of this strategy to the Fund’s principal strategies in response to both Item 4 and Item 9. Please also disclose ADR risk separately from Foreign Investment Risk and in more detail.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Principal Risks of Investing in the Fund

23. Comment:  Please add disclosure to Floating Rate Loan Risk, in response to Item 4 and Item 9, that floating rate loans may not be securities and therefore may not benefit from the protections of the federal securities laws. Please also disclose that the lengthy settlement periods for bank loan transactions could raise the risk that the fund may not pay redemption proceeds in a timely manner or that the Fund may be forced to incur losses by selling securities at inopportune times in order to pay redemption proceeds on time. Finally, please address how the Fund intends to meet short-term liquidity needs which may arise as a result of the lengthy settlement periods.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

24. Comment:  Please add disclosure to Liquidity Risk, either in response to Item 4 or Item 9, to indicate that, in stressed market conditions, the market for an ETF’s shares may

Sally Samuel, Esq.

February 1, 2019

become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the net asset value of those shares.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

25. Comment:  Please add Extension Risk, as interest rates are currently rising.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Purchase and Sale of Fund Shares

26. Comment:  Please revise the first paragraph of the narrative describing an absence of performance information for the Fund so that is consistent with the succeeding paragraph.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

More Information About the Funds

Additional Information About Investment Strategies

27. Comment:  The prospectus currently states, “Creation Unit transactions are typically conducted in exchange for the deposit or delivery of in-kind securities in the Fund’s portfolio and/or cash.” Please revise this sentence to clarify whether Creation Unit transactions are typically conducted in-kind or typically conducted for cash. This comment applies to both Funds.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

USDY expects that the creation unit transactions will be in most cases fully in kind; however, it is a new ETF and there is no way to predict this will be the case since it depends upon many unknown factors (e.g., availability of the securities, input from a given Authorized Participant, etc.).  The Registrant has added the following disclosure to the USDY SAI, within the “Procedures for Purchase of Creation Units” section:

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

Sally Samuel, Esq.

February 1, 2019

1.         to the extent there is a Cash Amount;

2.         if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions, or all purchases and redemptions on that day will be made entirely in cash;

3.         if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;

4.         if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Fund shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the in-kind securities deposited or redeemed, respectively, solely because: (i) such securities are not eligible for transfer through either the Clearing Process (defined below) or DTC Process; or (ii) in the case of the Fund holding foreign instruments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

5.         if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the in-kind securities deposited or redeemed, respectively, solely because: (i) such securities are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such securities are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of shares of the Fund holding foreign instruments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.

28. Comment:  Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, as well as the effects of taking such temporary defensive positions. See Form N-1A, Item 9(b)(1), Instr. 6.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Additional Information About the Fund’s Principal Risks

29. Comment:  The prospectus states that the investable universe will be comprised of “the largest loans of the Index.” Please disclose how the Fund determines the “largest loans” in the Index, and whether it uses objective parameters (e.g., top 25%) to determine the loans in which it will invest.

Sally Samuel, Esq.

February 1, 2019

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

30. Comment:  Please tailor the Fund’s disclosure on Derivatives Risk to the particular types of derivatives in which the Fund will invest (e.g., the different types of swaps mentioned in the Item 4 disclosure). Additionally, the description of the risk currently says, “Examples of derivatives are options, futures, options on futures and swaps.” To avoid investor confusion, please provide as examples derivatives that the Fund intends to use.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

USDY does not intend to invest in derivatives as a part of its principal investment strategy. Therefore, there is no Derivatives Risk disclosure in the Fund’s prospectus. USDY would like to retain the flexibility to invest in derivative instruments (up to 5% of the Fund’s portfolio) and includes derivative risk disclosure within the Fund’s SAI.

31. Comment:  Please add disclosure under Liquidity Risk that the liquidity of the Fund’s investments may change over time.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

USDYexpects to  maintain all highly liquid equity securities in its portfolio, given its focus on the Russell 1000, which are highly liquid. Therefore, the prospectus contains no specific Liquidity Risk disclosure.

32. Comment:  The Fund’s description of Management Risk states that “the Fund may not fully replicate the Index.” Additionally, the Fund’s description of Market Risk states that “[t]he Fund may not fully replicate its Index and may hold securities not included in its Index.” Please revise this disclosure consistent with the Fund’s active management strategy. Please also delete the reference to “the Index” in the Fund’s description of Market Trading Risk.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Other Risks

33. Comment:  As the Fund discloses in its principal strategies that it intends to employ leverage to enhance potential return, please add Leverage Risk as a principal risk in Item 4 disclosure as well as in more detail in the Item 9 disclosure.

Sally Samuel, Esq.

February 1, 2019

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Statement of Additional Information

Investment Policies and Risks

34. Comment:  Please confirm supplementally that, with respect to credit default swaps written by the Fund, the Fund will segregate assets equal to the full notional amount.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Investment Restrictions and Policies

35. Comment:  The prospectus currently contains disclosure under “Concentration of Investments” relating to the potential for increased risk of loss in the event that the Fund is concentrated. Given that the Fund has a fundamental policy not to concentrate in any industry or group or industries, please explain why this disclosure is included or delete it. This comment applies to both Funds.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

36. Comment:  Please add explanatory notes relating to fundamental investment restrictions 2 (borrowing) and 3 (senior securities) as to what is permitted under the 1940 Act. This comment applies to both Funds.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

USDY has added an explanatory note to the fundamental policy section of its SAI that addresses the 1940 Act restrictions pertaining to both borrowings and senior securities. Please see the revised disclosure below:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 2 and number 3 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other

Sally Samuel, Esq.

February 1, 2019

persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund’s total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a “senior security” under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of “covering” fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund’s engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

37. Comment:  In the second paragraph following the Fund’s fundamental investment restrictions, the disclosure refers to the Fund’s policy to “invest at least 80% of its assets . . . in securities of U.S. companies that pay regular dividends . . .” The quoted 80% policy is not applicable to this Fund. Please revise with the correct policy.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Management and Other Service Providers

38. Comment:  Please disclose supplementally whether the Fund is relying on any Aggregate Fee Relief for its presentation of the Sub-Adviser’s fee and, if so, please provide the terms of such relief and revise the disclosure accordingly.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Please note that USDY is not relying on Aggregate Fee Relief with respect to the presentation of the Sub-Adviser’s fee.

Creation and Redemption of Creation Units, Procedures for Purchase of Creation Units

39. Comment:  The Fund discloses in the SAI that the “[t]he order cut-off time for the Fund for orders to purchase Creation Units is expected to be 4:00pm Eastern time, which time may be modified by the Fund from time-to-time by amendment to the Participant Agreement and/or applicable order form.” Please state that in all circumstances any

Sally Samuel, Esq.

February 1, 2019

early cut-off time will be after: (1) the NAV is calculated for the day prior to the Order Placement Date and (2) the portfolio holdings or basket information is published on the Order Placement Date. See Rule 22c-1. This comment applies to both Funds.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

The requested change has been made in the USDY pre-effective amendment.

Part C: Other Information

Item 28. Exhibits

40. Comment:  Please include the financial statements of the Predecessor Fund as well as an auditor’s consent.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Item 30. Indemnification

41. Comment:  Please add the undertaking required by Rule 484 under the Securities Act. This comment applies to both Funds.

Response:  Registrant will address this comment in the Future Updated Response Letter Addressing FLRT Specific Comments.

Pacific Global U.S. Dividend Yield ETF

Summary Information

Principal Investment Strategies of the Fund

42. Comment:  Much of the Fund’s disclosure in the principal strategies and risks, in response to both Item 4 and Item 9, may create the impression that the Fund is attempting to track or replicate an index. However, the Fund is actively managed and it appears that the adviser has significant discretion to depart from the “rules-based approach” described in the strategies. To avoid investor confusion, please revise the strategies and risks to clarify that the Fund is not a passively managed ETF that tracks an index and to more clearly describe the objective parameters used in constructing the portfolio as well as the amount of discretion available to the adviser in departing from such parameters.

Sally Samuel, Esq.

February 1, 2019

Response:  The Registrant respectfully disagrees with the assertion that the USDY’s current disclosure creates potential for investor confusion. The Prospectus clearly states that USDY’s portfolio is actively managed.  Negative disclosure is not required by Form N-1A and, in our view, such negative disclosure may create investor confusion.  Finally, proposed Rule 6c-11, if adopted, would remove the distinction between actively managed and passive ETFs. Furthermore, the Prospectus discloses the sequence of the methodology.  The portfolio manager starts with a universe of stocks, employs a proprietary method to rank the stocks in that universe based on a number of factors (including dividend payments) and then makes adjustments to ensure diversification, overall risk of the portfolio, etc.

43. Comment:  The prospectus states that the Fund considers companies in the Russell 1000 Index and “stocks of companies similar to those in the Russell 1000 Index.” Please explain the meaning of the quoted phrase and how the Adviser identifies such companies.

Response:  The disclosure “stocks of companies similar to those in the Russell 1000 Index” means that USDY may invest in companies that are not in the Russell 1000 Index due to their capitalization. The Registrant believes that the current disclosure adequately explains how the Sub-Adviser identifies such companies.

44. Comment:  Please identify the “dividend-paying criteria and financial quality characteristics” evaluated by the Fund both in the Item 4 disclosure and in more detail in the Item 9 disclosure.

Response:  The Registrant respectfully declines to add more information about the dividend-paying criteria and financial quality characteristics because how the Sub-Adviser will precisely manage the Fund’s portfolio is proprietary information.  Furthermore, the Prospectus provides examples of these factors when it states: “dividend-paying criteria and financial quality characteristics such as the company’s history in meeting earnings and dividend targets and earnings quality.” In our view, this disclosure provides sufficient information to the investor regarding the types of possible dividend-paying criteria and financial quality characteristics factors.

45. Comment:  The principal strategies state that the Adviser “weights the Fund’s portfolio based on adjusted market capitalization.” Please add disclosure explaining what this means in plain English.

Response:  The applicable sentence in the Fund’s Prospectus has been revised to state:

Sally Samuel, Esq.

February 1, 2019

The Sub-Adviser weights the Fund’s portfolio based on the market capitalization of each portfolio security, adjusted from time to time to update the market capitalization of such portfolio security, where the maximum individual security weight at portfolio creation or rebalancing is capped at 1.25%.

46. Comment:  The Fund’s principal strategies say that the portfolio will be reconstituted and rebalanced quarterly, if necessary. Please either delete this statement or add disclosure explaining what this means in the context of an actively managed fund where the Adviser has significant discretion.

Response:  The Registrant respectfully submits that an active investment strategy may include periodic reconstitutions and rebalancing of the portfolio. As part of this actively managed strategy, the Sub-Adviser limits the investment by the Fund in any single portfolio company to 1.25% of the Fund’s assets.  Since capitalizations of the portfolio companies constantly change, it is necessary for the Fund to periodically reconstitute and rebalance its portfolio to reflect these changes.

Principal Risks of Investing in the Fund

47. Comment:  Please add “New Fund Risk” to the fund’s list of principal risks in the Item 4, as well as in more detail in the Item 9 disclosure.

Response:  A “Limited History of Operations Risk” has been added to USDY’s Item 4 and Item 9 disclosure.

Performance

48. Comment:  Please supplementally identify the index that the Fund intends to use as its broad based securities index.

Response:  The Fund will use the Russell 1000 Index as its broad based securities index.

More Information About the Funds

Additional Information About Investment Strategies

49. Comment:  The Fund’s Item 9 disclosure of its principal strategies appears to be nearly identical to the disclosure included in response to Item 4. However, the Item 4 disclosure is intended to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A Item 4 and Item 9. See also IM Guidance Update 2014-08. Please revise to more fully disclose the fund’s principal investment strategies in the Item 9 disclosure, including how the Adviser chooses which securities to buy and sell.

Sally Samuel, Esq.

February 1, 2019

Response:  The Registrant believes that USDY’s current disclosure adequately describes the fund’s principal investment strategies, including the particular types of securities in which USDY principally invests or will invest, as well as explains in general terms how the fund’s Sub-Adviser decides which securities to buy and sell. The Registrant believes that the level of detail is appropriate in the summary section.

50. Comment:  Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies, as well as the effects of taking such temporary defensive positions. See Form N-1A, Item 9(b)(1), Instr. 6.

Response:  The following disclosure has been added in response to this comment:

“The Fund may take temporary defensive positions that are inconsistent with its normal investment policies and strategies—for instance, by allocating assets to cash equivalent investments or other less volatile instruments — in response to adverse or unusual market, economic, political, or other conditions. In doing so, the Fund may succeed in avoiding losses but may otherwise fail to achieve its investment objective.

Additional Information About the Fund’s Principal Risks

51. Comment:  The Fund’s description of Management Risk says that “the Fund may not fully replicate the Index.” Additionally, the Fund’s description of Market Risk says “[t]he Fund may not fully replicate its Index and may hold securities not included in its Index.” Please revise this disclosure consistent with the Fund’s active management strategy. Please also delete the reference to “the Index” in the Fund’s description of Market Trading Risk.

Response:  The Registrant has revised the disclosure as requested.

Statement of Additional Information

Investment Restrictions and Policies

52. Comment:  As a non-fundamental investment restriction, please add disclosure that the fund will limit its investments in illiquid securities to no more than 15% of net assets.

Response:   Since the 15% illiquid limit is no longer SEC guidance but a rule, the Registrant believes that it is not necessary to have a non-fundamental policy to not violate a rule.

Sally Samuel, Esq.

February 1, 2019

53. Comment:  Is a party other than either the Fund’s sponsor or one its affiliates providing the initial seed capital?  If so, please supplementally identify the other party and describe its relationship with the Fund..

Response:  With respect to USDY, one of the Adviser’s affiliates has provided the initial seed capital.

January 30, 2019 Comments

54. Comment: Please disclose the capitalization ranges of the companies that the Fund will invest in within the principal investment strategy disclosure.

Response: The Registrant has revised the disclosure to include the capitalization ranges.

55. Comment: Please revise the Fund’s principal investment strategy to elaborate on methodology used when selecting securities for the Fund’s portfolio.

Response: The Registrant has revised the disclosure to elaborate on the Fund’s investment methodology.

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:       J.G. Lallande

Pacific Global Asset Management